Exhibit (a)(1)(D)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

P.F. CHANG’S CHINA BISTRO, INC.

at

$51.50 NET PER SHARE

Pursuant to the Offer to Purchase dated May 15, 2012

by

WOK ACQUISITION CORP.

an indirect wholly-owned subsidiary of

WOK PARENT LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, ON JUNE 12, 2012, UNLESS THE TENDER OFFER IS EXTENDED.

May 15, 2012

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Wok Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Wok Parent LLC, a Delaware limited liability company (“Parent”), to act as information agent (the “Information Agent”) in connection with Purchaser’s offer to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of P.F. Chang’s China Bistro, Inc., a Delaware corporation (“P.F. Chang’s”), at a purchase price of $51.50 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions of the Offer to Purchase dated May 15, 2012, and the related Letter of Transmittal (which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

Certain conditions to the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;

3. A Notice of Guaranteed Delivery that accompanies the Offer to Purchase to be used to accept the Offer if the Shares and all other required documents cannot be delivered to Computershare Trust Company, N.A., which is the depositary for the Offer (the “Depositary”), by the expiration date of the Offer or if the procedure for book-entry transfer cannot be completed by the expiration date of the Offer;

4. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

5. A letter to stockholders of P.F. Chang’s from the Chief Executive Officer of P.F. Chang’s, accompanied by P.F. Chang’s Solicitation/Recommendation Statement on Schedule 14D-9; and

6. A return envelope addressed to the Depositary for your use only.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, at the end of June 12, 2012, unless the Offer is extended by Purchaser.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 1, 2012 (the “Merger Agreement”), by and among Parent, Purchaser and P.F. Chang’s. The Merger Agreement provides that Purchaser will be merged with and into P.F. Chang’s (the “Merger”), with P.F. Chang’s continuing as the surviving corporation in the Merger and becoming an indirect wholly-owned subsidiary of Parent.

The Board of Directors of P.F. Chang’s (i) approved the execution, delivery and performance of the Offer, the Merger and the Merger Agreement and the transactions contemplated by the Merger Agreement, (ii) determined that the terms of the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement were substantively and procedurally fair to and in the best interests of P.F. Chang’s and its stockholders, (iii) declared the Offer, the Merger and the Merger Agreement and the transactions contemplated by the Merger Agreement were advisable, (iv) recommended that the holders of Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent applicable, adopt the Merger Agreement and approve the Merger, (v) authorized and approved the top-up option (including the consideration to be paid upon exercise thereof) and the issuance of the top-up option shares thereunder, and (vi) authorized and approved the execution, delivery and effectiveness of the Merger Agreement and the other transactions contemplated thereby for purposes of Section 203 of the Delaware General Corporation Law.

For Shares to be properly tendered pursuant to the Offer, (i) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined in the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (ii) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal.

Purchaser will not pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Georgeson Inc.

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

199 Water Street, 26th Floor

New York, NY 10038-3560

Banks and Brokers Call (212) 440-9800

All Others Call Toll-Free (866) 300-8594

pfcb@georgeson.com

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